EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MAY 31, 2013

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MAY 31, 2013

Background

This discussion and analysis of financial position and results of operation is prepared as at July 12, 2013 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended May 31, 2013 of Tasman Metals Ltd. (“Tasman” or “the Company”).  The following disclosure and associated financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”).  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “TSM”.  On December 2, 2011 the Company commenced trading on the NYSE MKT (formerly the NYSE AMEX) under the symbol “TAS”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and holds interests in iron ore properties in Scandinavia and is considered a development stage company.  As at May 31, 2013 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: (i) the registration of the concessions comprising the various REE Projects; (ii) the market and future price of commodities; (iii) the timing, cost and success of future exploration activities, including, but not limited to, the Company’s proposed work programs; (iv) currency fluctuations; (v) requirements for additional capital; and (vi) changes in mineral resource estimates.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 113 claims and claim applications for strategic metals, including rare earth elements in Sweden and Finland and the owner of various interests in four iron ore exploration claims in the Kiruna district of Sweden.

REE Projects

Sweden

Tasman holds 17 claims in Sweden considered prospective for REEs.  Sweden is the home of REEs, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a zirconium and rare earth element enriched peralkaline (agpaitic) nepheline syenite intrusion which covers 350m x 1200m in area.  The deepest extents of the mineralized intrusion have not been delineated, but exceed 320m.  The rock units comprising the Norra Kärr intrusion are uncommon on a global scale, and include mineral phases that are comprised of or associated with REE’s, Zr, Nb, Y and Hf.  The most abundant intrusion present is grännaite, a medium grained syenite consisting of alkali feldspar, nepheline, aegirine, natrolite, eudialyte and catapleite.  Lesser units include lakarpite (arfvedsonite-albite nepheline syenite), pulaskite (microcline-arfvedsonitealbite nepheline syenite) and kaxtorpite (eckermannite-microcline-aegirine-pectolite-nepheline syenite).  Intervals of irregular coarse grained pegmatite schlieren with equivalent mineralogy to the grännaite are also commonly developed.

A first phase drilling by Tasman at Norra Kärr commenced in mid-December 2009 comprised 26 holes.  This first successful program was followed by two further phases for a total of 49 drill holes.  A fourth phase of drilling was commenced in early 2012, which infilled drilling to 50m sections, and a total of 121 holes have now been completed.

In March 2012 Tasman announced the positive technical and financial results achieved from the Preliminary Economic Assessment (“PEA”) of Norra Kärr.  Following a review by the BCSC a revised PEA was completed and submitted in July 2013.  The conclusions reached in the amended technical reports have not varied from those disclosed in the previously filed.  The PEA for Norra Kärr was completed by independent mining consultants Pincock, Allen & Holt (“PAH”) of Denver, Colorado (subsequently renamed RungePincockMincarco).  Metallurgical process design was completed by Mr. John Litz of JE Litz and Associates, Colorado, on the basis of data provided from process testing of Norra Kärr mineralization completed by SGS Canada Inc. (“SGS”) in Lakefield, Canada, and the Geological Survey of Finland (“GTK”) in Outokumpu, Finland.

PEA financial highlights included:
•	$1,465 million after-tax NPV at 8% discount rate.
•	45.6% after-tax Internal Rate of Return (“IRR”).
•	After-tax payback period of 2.5 years.
•	$10.8 billion in revenue over the 40 year life of mine.
•	Initial capital expenditures of $290 million (including contingency of $66.82 million or 30%).
•	Average annual operating expenses of $74.3 million or $10.93 per kg of mixed total rare earth oxide (“TREO”) concentrate.
•	Conservative basket price of US $51 per kg.

The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.  Development of the project will occur as an open pit mine, with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  High purity precipitates of a mixed rare earth carbonate concentrate and a zirconium carbonate concentrate will be produced.

A summary of the operating assumptions and financial model for Norra Kärr can be found in Tables 1 and 2 below:

Table 1: Norra Kärr Project, Annual Operating Summary

	Units	Year 1	Year 2	Year 3-20 (avg)	Year 21-40 (avg)
Total Tonnes mined (ore+waste)	Mt	2.91	2.54	2.82	2.58
Strip Ratio	Waste : Ore	2.86	1.24	0.87	0.75
Tonnes processed	Mt	752	1,133	1,504	1,458
Grade TREO	%	0.53	0.56	0.58	0.60
Grade ZrO2%		1.61	1.60	1.64	1.77
Recovery TREO	%	80%	80%	80%	80%

Units	Year 1	Year 2	Year 3-20 (avg)	Year 21-40 (avg)
Recovery ZrO2%		60%	60%	60%	60%
Mixed TREO concentrate	Tonnes	3,165	5,067	6,946	7,004
Zirconium Carbonate concentrate	Tonnes	7,260	10,893	14,831	15,492

Table 2: Norra Kärr Project, Summary of Projected Revenue, Expenditure and NPV

	First 20 Years (CDN$ million)	40 Year Mine Life (CDN$ million)
Total Revenue	5,275.3	10,858.5
Initial Capital Expenditures (including contingency)	290.2	290.2
Sustaining Capital Expenditures	74.1	217.1
Royalty Payments	13.2	27.2
Mine Reclamation Costs	10.9	10.9
Total Before-tax Cash Flow (undiscounted)	3,419.4	7,376.1

Before-tax NPV @ 10%		1,214.7		1,464.1
Before-tax NPV @ 12%		1,015.9		1,168.0
Before-tax NPV @ 14%		855.0		949.4
Before-tax IRR (%)		49.6%		49.6%
Before-tax Payback Period (years)		2.6		2.6

Long-term Average REE Basket Price	$	US 51.00	$	US 51.00
REE Basket Price Discounted for Refining	$	US 31.60	$	US 31.60

For the purposes of the PEA and following a supply and demand study of the heavy REE market, PAH was requested to optimize the resource and pit that would allow for the production 6,000 - 7,000 tonnes of separated rare earth oxides per annum over an initial mine life of 20 years.  This production rate was chosen due the globally significant output of the heavy REE’s dysprosium, yttrium and terbium that will be produced from Norra Kärr under this scenario.

Using this production rate and duration guidance provided by Tasman, PAH produced a Whittle pit model to estimate the in-pit Canadian Institute of Mines (CIM) compliant Mineral Resource as provided in Table 3.

Table 3: Norra Kärr Project, “CIM” Compliant March 2012 “In-Pit” Mineral Resource1 Estimate
Classification	Tonnes Mt	TREO %	LREO %	HREO %	HREO/TREO %	ZrO2%	Tonnes of Contained TREO
Indicated	41.6	0.57	0.28	0.29	50.8	1.70	237,120
Inferred	16.5	0.64	0.33	0.31	48.4	1.70	94,050
Notes:
1.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution.  The Preliminary Economic Assessment includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that the results projected in the Preliminary Economic Assessment will be realized and actual results may vary substantially.

2.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
3.	Heavy Rare Earth Oxides (“HREO”) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
4.
“In-pit” Mineral Resources were estimated by PAH using the Whittle pit optimization software and scoping level economic parameters for commodity prices, metal recoveries and current operating expenses as presented in the PEA.

5.	Mineral Resources are reported at a marginal cutoff grade of 0.285% TREO.

Samples submitted by Tasman used with the resource calculation quoted above were analyzed by the ME-MS81 technique by ALS Chemex Ltd’s laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company’s exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.  Metallurgical products produced during research by the GTK were analyzed by the XRF technique in the laboratories of Labtium Oy in Finland.  Labtium Oy is an independent consulting laboratory, fully accredited to industry standards.

During July 2012 Tasman submitted an application for a Mining Lease (“ML”) covering Norra Kärr.  Given Norra Kärr was virtually unknown as an REE project prior to Tasman’s first drilling program in December 2009, the application for a ML in such a short timeframe is notable.  In May 2013 the Swedish Mining Inspectorate (Bergsstaten) granted the Norra Kärr ML to Tasman.  A granted ML under the Swedish Mining Act is valid for 25 years, when it is available for renewal.  The application documents for the ML were prepared by independent consulting group Golder Associates AB.  Extensive environmental and social impact data was collected by consultants and assessed by the Swedish Mining Inspectorate for the granting of the ML.  Environmental baseline data was gathered over several years, recording flora and fauna, water quality in streams and lakes, the character of river, lake and soil sediments, and the biogeochemistry of local plants.  Archaeology of the region was studied, as was waste-rock and tailings composition, leaching character, and potential locations for future tailings storage.  Regular community meetings were held, and various local and regional government agencies were informed and consulted.  Tasman has been advised that the ML granted by the Swedish Mining Inspectorate (Bergsstaten) is currently under appeal from certain stakeholders.  The nature of the appeal shall determine the duration of the appeal process which may take up to twelve months.  The ML remains in full effect.

In November 2012 Tasman reported on optimization results from expanded metallurgical testing at Norra Kärr.  Test work was completed in Germany by ANZAPLAN (DORFNER Analysenzentrum und Anlagenplanungs-gesellschaft mbH) a member of the DORFNER group of companies, Germany’s leading supplier of industrial minerals.

Highlights of this work included:
•	High recovery of REE in a low mass during combined flotation – magnetic separation tests, including 82.5% yttrium oxide (Y2O3) and 76.9% TREO recovered in only 25.2% of the original mass;
•	High recovery of REE in magnetic separation tests on three major mineralized material types from Norra Kärr;
•	Eudialyte confirmed as the only REE-bearing mineral present in more than trace abundance in all mineralized material types;
•
All major mineralized material types shown to be mineralogically indistinguishable when ground to 500 micron, suggesting geological variation across the mineralized material body is unlikely to affect processing behavior;

•	Flotation test work very successful in separating aegirine from eudialyte using commercial reagent;
•	Low-iron nepheline/feldspar fraction identified as potential by-product;

Three bulk samples totaling approximately 1.2 tonnes were supplied to ANZAPLAN, representing the two major (PGT, GTM) and one minor mineralized material type (GTC) that comprise the Norra Kärr resource.  Each sample was composited from drill core collected across the deposit, and is considered very representative.  All previous metallurgical testing was performed on blended material combining all mineralized material types.  Mineralogical character and metallurgical behavior of each mineralized material type was tested, to constrain future processing considerations.  Geochemical character of each mineralized material type based on drilling information is given in Table 4.
Table 4:  Summary of Principal Mineralized Material Type Geochemistry from Average Drilling Data
		TREO%	HREO/ TREO%	ZrO2%	Dy2O3 ppm	Y2O3 ppm	Tb2O3 ppm	Nd2O3 ppm
PGT	Pegmatitic Grennaite	0.614	54.7%	2.00	289	2300	42	662
GTM	Migmatitic Grennite	0.490	45.0%	1.52	184	1506	27	563
GTC	Grennaite	0.261	63.5%	1.33	152	1056	20	233

TREO = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineralogy

Mineral Liberation Analysis (MLA) was completed on 15 samples to identify mineralogy and liberation trends at a range of grain sizes.  MLA demonstrated that once crushed to 500 micron (0.5 mm) or less, based on the range and relative distribution of minerals present, all three mineralized material types are indistinguishable.  The principal REE-bearing mineral at Norra Kärr is eudialyte in all mineralized material types, which has a modal abundance of 7.8% and 6.7% in the major mineralized material types PTG and GTM respectively.  This simplicity and homogeneity of mineralized material is very encouraging, suggesting geological variation is unlikely to significantly influence metallurgical processing.

Consistent with previous research is the very low abundance of unidentified “other” minerals, at 2.4% or less, in all three mineralized material types.  While most REE projects display a complex range of REE-bearing minerals, REE’s at Norra Kärr are virtually entirely hosted by eudialyte, minimizing complexity in the processing flow sheet.

As eudialyte is soft relative to other mineral phases in the rock, MLA also highlighted that it reports with greater abundance in the finer grind fractions.  Additional sample from Norra Kärr is now with grinding equipment suppliers to test and optimize sizing behavior under various grind conditions.

Mineral Concentrate Tests

A range of mineral concentrate preparation tests were run by ANZAPLAN, based on the previously reported results achieved by the GTK in 2011.  The aim was to produce a mineral concentrate containing most or all of the eudialyte (so achieving high recovery), while discarding most of the un-mineralized gangue material (so achieving low sample mass).  Tests were run in parallel on the different mineralized material types, however no significant variation in results by mineralized material type were observed.  While magnetic separation and flotation were the focus of research, gravity, electrostatic and centrifuge methods were also applied, each of which achieved only poor eudialyte separation.

Magnetic Separation

Due to the paramagnetic behavior of eudialyte, magnetic separation performed very well under non-optimized conditions.  Numerous tests were completed which demonstrated the excellent magnetic extractability of both eudialyte and a common iron-bearing mineral aegirine.  Review of external publications suggest aegirine is not soluble under the acid conditions considered for hydrometallurgical processing of Norra Kärr mineralized material, and shall therefore be inert in a REE-leach circuit.  Example recoveries achieved with single pass (not re-circulated) WHIMS (wet high intensity magnetic separation) using the -100 micron fraction of representative Nora Kärr mineralized material are provided in Table 5.

Tasman is now focused on further improving the eudialyte concentrate quality by multiple stage magnetic separation and re-grinding methods that were successfully tested by GTK in earlier bench scale tests.

Table 5:  Recovery Associated With Magnetic Separation.
	Mass	TREO Recovery	ZrO2 Recovery	Fe2O3 Recovery
-100/+20 micron fraction	53%	97%	71%	99%
-20 micron fraction	23%	80%	41%	91%

Flotation

Extensive flotation testing was also completed by ANZAPLAN.  While eudialyte does not appear amenable to efficient direct flotation, a commercially available flotation reagent at near-neutral pH was shown to be extremely effective in the selective removal of aegirine from eudialyte.

Aegirine is three times more abundant than eudialyte in typical mineralized material samples, therefore its removal greatly reduces the mass of the magnetic fraction.  Non-optimized test results indicate that approximately two thirds of the aegirine can be removed from the crushed sample prior to magnetic separation at a TREO recovery of 88%.

Removal of this material prior to magnetic separation significantly improves quality of the eudialyte concentrate, with only a small loss of REE.

Combined Flotation and Magnetic Separation

Furthermore, ANZAPLAN has tested various scenarios combining flotation and magnetic separation.  One such combination proved extremely effective, where recovery for the total process was 82.2% of the yttrium oxide (Y2O3), 76.9% of the TREO and 49.7% ZrO2 in only 25.2% of the mineral mass.  Recovery of other heavy REE’s (Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu) mirrors the recovery of Y2O3 in flotation and magnetic separation tests.

The relationship between flotation and magnetic separation, and the impact on operating and capital costs is now the subject of ongoing research.  A concentrate sample produced by flotation and magnetic separation has been supplied to a research partner for additional hydrometallurgical leach testing.

Minor research was also carried out by ANZAPLAN on the by-product materials.  While significant work remains to be undertaken, the feldspar/nepheline product removed as the “non-magnetic” fraction during magnetic separation has a bulk chemistry and sufficiently low iron content in line with the requirements of various European glass industries.

Tasman has now passed the research and process optimization role to the internal laboratories of magnetic separation equipment manufacturers Eriez Magnetics, Metso Minerals, Outotec and Allmineral.  This engagement ensures that recovery is optimized, and that the mine-scale equipment requirements of the Norra Kärr project are well understood by equipment manufacturers.

In March 2013, Tasman announced that the Company engaged ANSTO Minerals of Australia (ANSTO) to support the next stage of Tasman's hydrometallurgical testing program on Norra Kärr.  ANSTO is an Australian government owned research institution, widely acknowledged as the industry leader in all facets of REE mineral leaching, solution purification and precipitation. ANSTO has operated numerous large scale pilot and demonstration plants for REE.

ANSTO shall execute a series of leaching tests, extending and refining those completed to date by other laboratories. REE recoveries exceeding 80% have been achieved during previous tests using sulfuric acid under atmospheric temperature and pressure conditions.  This leach test program is designed to maximize the recovery of the heavy REE's, reduce acid consumption, and constrain all remaining leaching variables.  ANSTO has been provided with mineral concentrate prepared by Germany's ANZAPLAN.  The concentrate sample was prepared from drill core collected across the Norra Kärr deposit and is considered representative.  Results from this testwork will be reported as they become available.

Tasman has completed comminution (crushing and grinding) studies to characterize Norra Kärr mineralized material.  Work undertaken by Wardell Armstrong International in Truro, UK, showed milling conditions lay within a normal processing range, as provided below:

•	Crusher Work Index: 12.64 kW hr/tonne
•	Rod Mill Work Index: 14.90 kW hr/tonne
•	Bond Ball Mill Work Index
▪	150µm: 12.85 kW hr/tonne
▪	106µm: 14.30 kW hr/tonne
▪	90µm: 15.21 kW hr/tonne
•	Abrasion Index: 0.3050

These comminution results will enable the design of the crushing and grinding circuits.

Olserum

On October 13, 2011 Tasman announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden, located only 100km east of the Company’s flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Limited, for a total consideration of 37,746 fully paid shares in Tasman.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim 1,100 Ha in size, and five surrounding exploration claims application 5,160 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey (“SGU”) in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium (“Y”) enriched outcrops associated with historic iron ore prospects was noted.  In 2003 the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005 a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered an REE mineralized zone 600m in length and up to 100m wide.  Drilling was performed on 40m spaced profiles with typically two holes on each profile.  Drilling results included:

Table 6:  Historical Drilling Results, Olserum

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)
OL0401	55.3	69.9	14.6	1.38	37.8
OL0403	86.3	116.5	30.2	0.55	37.7
OL0510	102.8	121.3	18.5	1.02	34.5
OL0511	30.3	64.5	34.2	0.86	15.7
OL0513	112.9	146.9	34.0	0.81	37.6
OL0513	173.9	264.1	90.2	0.63	29.0
OL0516	56.4	66.4	10.0	1.07	45.6
OL0521	126.9	137.9	11.0	0.91	32.1
TREO = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3,
                Y2O3;
HREO = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

In late 2012, Tasman completed a 5 hole program completed at Olserum.  Five holes were drilled that totalled 997.0m to confirm previous drilling results and infill untested sections.  All holes intersected significant REE mineralization.  Best results returned from holes OLR12001 through OLR12005 are provided in Table 7:

Table 7:  Drilling Results from Tasman 2012 Program, Olserum

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	EASTING	NORTHING	AZIMUTH (deg)	DIP (deg)
OLR12001	59.7	157.9	98.2	0.60%	36.3%	580072	6423831	209	- 46
Including	59.7	85.95	25.3	1.02%	42.3%
OLR12002	83.1	225.3	142.2	0.65%	26.6%	580127	6423833	195	- 55
Including	132.4	169.5	37.1	1.00%	22.9%
OLR12003	117.0	250.6	133.6	0.52%	42.1%	580083	6423863	207	- 61
Including	190.1	203.0	12.9	1.14%	42.6%
OLR12004	47.9	178.9	131.0	0.49%	44.7%	579995	6423857	205	- 55
Including	118.7	135.7	17.0	1.01%	47.3%
OLR12005	52.8	121.6	68.8	0.39%	24.7%	580145	6423705	19	- 43
Including	75.3	107.4	32.1	0.52%	27.3%
TREO = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3,
                Y2O3;
HREO = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3
EASTING, NORTHING provided in SWEREF99TM coordinate system

The Technical University of Freiberg (TU Bergakademie Frieberg) in Germany undertook petrological, MLA and microprobe research to identify REE bearing minerals within 18 samples taken from Olserum drill core.  Mineralogy was determined to be simple, with coarse to fine grained xenotime, monazite and rare apatite recognized as the host to all significant REE’s.

Using all available drilling data, the first CIM compliant independent resource estimate for Olserum was published in February 2013.  The resource estimate was prepared by consulting geologists at ReedLeyton Consulting Pty Ltd following site visits, core sampling and geological modeling.  Following a review by the BCSC a revised resource estimate was completed and submitted in July 2013.  The conclusions reached in the amended technical report have not varied from those disclosed in the previously filed.  Along with Norra Kärr, Olserum is the second of Tasman's resource-stage REE projects.

Mineral Resources were modelled applying six different TREO cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Tables 8 and 9).  At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO, both with 34% of the TREO being the higher value HREO.  Table 10 and 11 provide the grade averages for rare earth oxides at the various cut-offs.

Table 8: Indicated Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	1.0	0.89	32.3	292	1800	1314	8,620
0.6	1.7	0.78	32.9	262	1610	1146	13,360
0.5	3.0	0.68	33.3	232	1420	996	20,650
0.4	4.5	0.60	33.9	209	1283	878	27,260	BASE CASE
0.3	6.3	0.53	34.4	187	1146	769	33,530
0.2	7.7	0.48	34.5	0.017	1042	700	37,030

Table 9: Inferred Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	0.9	0.85	31.8	288	1667	1294	7,947
0.6	1.6	0.77	32.5	264	1547	1151	12,088
0.5	2.5	0.69	33.6	242	1445	1018	16,960
0.4	3.3	0.63	33.7	222	1320	925	20,770	BASE CASE
0.3	4.2	0.57	33.9	202	1205	841	23,820
0.2	4.7	0.54	33.9	191	1134	790	25,050
Notes:
1.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2.	HREO includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3.
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Bench scale metallurgical tests were completed on an Olserum composite sample by Swedish consultants Minpro AB in 2005.  Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%.

4.
The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of ReedLeyton Consultants Pty Ltd, and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

5.
The resource estimate has been classified as an Indicated and Inferred Resource based on the distance-space between sample data within the current deposit outline.  Variograms were obtained from a variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

6.	The resource estimate is based on:
▪
A database of 31 'In Resource' drill holes totalling 5,297m of diamond drilling completed by Tasman and previous project owner IGE since 2004 where samples were composited on 1m lengths.  All assays by both Tasman and IGE were completed at ALS Chemex's Vancouver laboratory.

▪
Specific gravity (SG) has an overall mean of 2.80 g/cc from 458 SG readings.  The mean of the mineralisation of 2.82 g/cc was used in the estimate and a mean of the host rock of 2.67 g/cc was used in the estimate

▪	Block model was estimated by ordinary kriging interpolation method on blocks 5m (x) x 20m (y) x 10m (z).
▪	Metallurgical test work at Olserum is in progress and no information was available at the time of this resource calculation.

In order to demonstrate that the mineralization as estimated in the block model has a reasonable expectation of being mined at some time in the foreseeable future, ReedLeyton completed a mining optimisation exercise.  As the mining concept for the Olserum Deposit is currently surface mining, Whittle® software was used to generate a conceptual pit shell.  Notwithstanding the pit optimisation exercise, it has not resulted in an engineered and operational open-pit mine design.  Operating assumptions used for the Whittle® pit shell were based on the Preliminary Economic Assessment data from Tasman’s more advanced Norra Kärr REE project that lies 100km northwest of Olserum with similar grade and surface aspect.  The economic assumptions used to derive the optimised pit shell include:
•	Stripping Cost $tonne mined $3.66
•	Mining Cost $/tonne mined $3.66
•	Processing Cost $/tonne ore $41.48
•	REO Recovery 80.0%
•	Discount to TREO Basket Price 38.0% (accounts for REO separation charge)
•	Discounted TREO Price $31.0 kg
•	5 percent mining loss, 5 percent for mining dilution
•	Exchange rate US$1 : CA$1

Overall, ReedLeyton considers these assumptions are fair for the purpose of determining reasonable prospects for economic extraction of the Olserum deposit but do not demonstrate that the mineralization is economic, since the exercise is not at the level of a Preliminary Economic Assessment and does not conform to the studies required for a Preliminary Economic Assessment.

The drill-defined Mineral Resource at Olserum begins at surface and is open at depth and to the east.  The resources comprise parallel bodies of mineralization, with lower grade intervening material, trending approximately east-west and dipping steeply to the north.  Host rock to mineralization is a biotite and amphibole bearing foliated quartzite, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

In 2005, previous claim owner IGE conducted an initial metallurgical test on a representative composite sample of drill core material.  The test showed that a simple combination of gravimetric and magnetic separation produced a mineral concentrate containing 14% rare earth oxide, recovering 60% of the REE’s.  This result is considered very promising for a preliminary non-optimized test on a heavy REE project.

As recommended by ReedLeyton Consulting, Tasman intends to advance the understanding of the project with additional metallurgical research.

Table 10: Indicated Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.125	0.281	0.034	0.131	0.029	0.001	0.029	0.005	0.029	0.006	0.017	0.002	0.015	0.002	0.180
0.6	0.109	0.244	0.030	0.115	0.026	0.001	0.026	0.004	0.026	0.005	0.015	0.002	0.014	0.002	0.161
0.5	0.094	0.212	0.026	0.100	0.023	0.001	0.023	0.004	0.023	0.005	0.014	0.002	0.012	0.002	0.142
0.4	0.083	0.186	0.023	0.088	0.020	0.001	0.021	0.004	0.021	0.004	0.012	0.002	0.011	0.002	0.128
0.3	0.072	0.163	0.020	0.077	0.018	0.000	0.018	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.115
0.2	0.065	0.147	0.018	0.070	0.016	0.000	0.017	0.003	0.017	0.004	0.010	0.001	0.009	0.001	0.104

Table 11: Inferred Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.118	0.270	0.033	0.129	0.030	0.001	0.029	0.005	0.029	0.006	0.016	0.002	0.014	0.002	0.167
0.6	0.105	0.241	0.030	0.115	0.027	0.001	0.026	0.005	0.026	0.005	0.015	0.002	0.013	0.002	0.155
0.5	0.093	0.213	0.026	0.102	0.024	0.001	0.024	0.004	0.024	0.005	0.014	0.002	0.012	0.002	0.145
0.4	0.084	0.194	0.024	0.093	0.022	0.001	0.022	0.004	0.022	0.005	0.013	0.002	0.011	0.002	0.132

TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.3	0.077	0.176	0.022	0.084	0.020	0.000	0.020	0.003	0.020	0.004	0.012	0.002	0.010	0.001	0.121
0.2	0.072	0.166	0.020	0.079	0.018	0.000	0.019	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.113

Finland

In Finland, Tasman has a total of 96 claim applications.

Korsnäs

As announced on February 3, 2010 the 100% owned claim applications cover and surround the historic Korsnäs mine.  The Korsnäs REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the mineralized material for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.

As announced June 11, 2012 the Korsnäs South project was acquired from arms-length Finnish party Magnus Minerals Oy, comprised of five claim applications securing approximately 1300 Ha.  These claims cover the southeastern prospective trend of the historic Korsnäs mine that is owned by Tasman.  Within the claim areas gained under this acquisition, clusters of several hundred REE-rich boulders and two REE-mineralized outcrops are known, with historic grades of up to 13% TREO.  Elevated REE grades in boulders have been recently confirmed by Tasman using handheld Niton XRF devices, which indicate the project to be strongly dominated by light REE’s.

No significant additional work has been completed.

Otanmäki

The Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the GTK.  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  Tasman has access to all previous publically available exploration data and drill core from GTK and Rautaruukki Oy.

To facilitate exploration at Otanmäki, on October 5, 2010 the Company announced the completion of a 1300 line km airborne magnetic and radiometric survey.  The survey was conducted by Precision GeoSurveys Inc. of Vancouver, Canada, with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

The Company completed a drilling program at Otanmäki during early 2011 with 12 holes drilled to identify extensions to known mineralization and test new areas of anomalism identified by the airborne radiometric and magnetic survey.

Siilinjärvi

The Siilinjärvi project was also purchased from Magnus Minerals Oy as announced June 11, 2012.  The project consists of two claim applications totaling 450 ha covering outcrops of alkaline intrusive and carbonatite, rock units which are elsewhere known to host REE mineralization.

Laivajoki

The Laivajoki project was purchased from Magnus Minerals Oy as announced June 11, 2012 where a single 390 ha claim covers a 300 m x 4 km carbonatite intrusion that lies on a major structural boundary between mafic volcanics and granite, approximately 100 km southeast of the city of Rovaniemi.

Iron Projects

Tasman retains minority interest in four claims following the joint venture of iron ore projects to an Australian Stock Exchange listed company.  Tasman retains a 2% net smelter royalty on two claims following the sale of iron ore projects to a London Stock Exchange listed company.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the unaudited condensed consolidated interim financial statements of the Company prepared in accordance with IFRS.

	Fiscal 2013			Fiscal 2012				Fiscal 2011
Three Months Ended	May 31, 2013 $	Feb. 28, 2013 $	Nov. 30, 2012 $	Aug. 31, 2012 $	May 31, 2012 $	Feb. 29, 2012 $	Nov. 30, 2011 $	Aug. 31, 2011 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(485,228)	(416,374)	(788,117)	(1,134,123)	(1,253,452)	(990,620)	(358,783)	(344,519)
Expenses	(576,014)	(625,742)	(1,202,291)	(484,837)	(1,198,315)	(3,602,958)	(944,603)	(1,371,266)
Other items	22,139	35,566	17,425	34,943	27,199	22,381	36,877	37,485
Net loss before deferred income tax	(1,039,103)	(1,016,550)	(1,972,983)	(1,584,017)	(2,424,568)	(4,571,197)	(1,266,509)	(1,678,300)
Deferred income tax	-	-	-	9,254	(3,600)	600	(34,000)	(166,356)
Net loss	(1,039,103)	(1,016,550)	(1,972,983)	(1,574,763)	(2,428,168)	(4,570,597)	(1,300,509)	(1,844,656)
Other comprehensive (loss) gain	(3,129)	846	(25,974)	(105,920)	(24,998)	1,748	(94,366)	(737,020)
Comprehensive loss	(1,042,232)	(1,015,704)	(1,998,957)	(1,680,683)	(2,453,166)	(4,568,849)	(1,394,875)	(2,581,676)
Basic and diluted loss per share	(0.02)	(0.02)	(0.03)	(0.03)	(0.04)	(0.08)	(0.02)	(0.02)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital	6,241,592	7,242,130	8,200,394	9,267,844	11,086,472	12,546,328	14,208,523	14,961,243
Total assets	7,164,980	8,159,059	9,085,850	10,604,814	12,208,696	13,712,542	15,063,723	15,885,988
Total long term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

During the nine months ended May 31, 2013 (the “2013 period”), the Company incurred a net loss of $4,028,636 ($0.07 per share), a decrease in loss of $4,270,638, compared to a net loss of $8,299,274 ($0.14 per share) for the nine months ended May 31, 2012 (the “2012 period”).  The decrease in loss during the 2013 period was attributed to a decrease in share-based compensation of $3,246,154 from $3,900,859 in the 2012 period to $654,705 in the 2013 period.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

Excluding share-based compensation, general and administrative expenses decreased by $85,675 from $1,845,017 during the 2012 period to $1,759,342 during the 2013 period.  Specific general and administrative expenses of note during the 2013 period are as follows:

•
Incurred $96,359 (2012 - $39,000) for accounting and administration of which $38,100 (2012 - $39,000) was charged by a private corporation controlled by a director of the Company and $58,259 (2012 - $nil) was charged by a third party accounting service in Sweden.  During the 2012 period the accounting and administration services in Sweden were provided by salaried employees;

•	general exploration costs of $68,462 (2012 - $37,119) relating to general exploration and property due diligence in Sweden and Finland;
•
$140,647 (2012 - $217,837) for travel expenses, primarily for Company personnel to oversee the Company’s ongoing property exploration programs and attend international investment conferences.  Travel expenses were lower during the 2013 period compared to the 2012 period due to less corporate travel by management and directors;

•	legal fees of $72,392 (2012 - $101,916) were incurred for services relating to ongoing review of documentation filed on the NYSE MKT;
•
office expenses of $161,258 (2012 - $230,046) of which $52,894 (2012 - $138,743) was for the maintenance of the exploration office in Sweden.  During the 2012 period, office expenses in Sweden were higher as the Company was incurring costs to set up the exploration office;

•
the Company had retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During the 2013 period the Company paid Mining Interactive $10,500 (2012 - $31,500).  Effective November 30, 2012 the Company terminated its arrangement with Mining interactive;

•
incurred $515,207 (2012 - $422,854) for professional services, of which the Company incurred $236,477 (2012 - $232,375) by directors and officers of the Company, $172,706 (2012 - $72,985) by consultants in Sweden and $106,024 (2012 - $117494) by consultants for general corporate serves;

•	$121,500 (2012 - $121,500) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO;
•
audit fees of $33,650 (2012 - $52,091) for the year-end audit.  The change between the 2013 period and the 2012 period was solely due to the timing of billings of the Company’s year-end financial statements;

•	salaries and benefits of $230,962 (2012 - $155,700) for employees in the exploration office in Sweden. The increase was due to increased personnel during the 2013 period;
•
corporate development of $106,627 (2012 - $172,801) were incurred for services and costs relating to corporate development and market awareness.  These expenses were lower during the 2013 period compared to the 2012 period due to the Company scaling back on these activities during this current economic period;

•
regulatory fees of $48,048 (2012 - $109,615) were incurred.  During the 2012 period the Company listed on the NYSE MKT in December 2011 and paid significant registration filing fees to list on the NYSE MKT; and

•
rent of $45,263 (2012-$20,175) were incurred for offices in Canada and Sweden.  During the 2013 period the Company increased their office space in Sweden to accommodate additional consultants and salaried employees.

During the 2013 period the Company recorded $654,705 (2012 - $3,900,859) for share-based compensation comprised of $154,000 (2012 - $3,537,250) for the immediate vesting of 230,000 (2012 - 2,420,000) share options granted and $9,475 (2012 - $363,609) for vesting of options granted in prior periods.  In addition the Company recorded $491,230 (2012 - $nil) for share-based compensation on the re-pricing of 1,706,500 share options.

During the 2013 period the Company received $301,250 (2012 - $620,642) from the exercise of warrants and share options for 1,250,000 (2012 - 1,052,947) common shares.

During the 2013 period the Company issued 30,000 (2012 - 37,746) common shares of the Company to acquire exploration and evaluation assets.

Interest income generated in the 2013 period was $76,242, a decrease of $41,642 from $117,884 earned in the 2012 period.  The decrease in income in the 2013 period was due solely to reduced levels of cash compared to the 2012 period.  The Company only holds its cash in chequing accounts, savings accounts or cashable guaranteed investment certificates (“GICs”) issued by major Canadian financial institutions.

Exploration activities decreased by $913,136, from $1,689,719 in the 2013 period as compared to $2,602,855 in the 2012 period.  During the 2013 period the Company incurred a total of $1,463,719 (2012 - $2,438,213) attributed to Norra Kärr.  See also “Exploration Projects”.

Financial Condition / Capital Resources

As at May 31, 2013, the Company had working capital of $6,241,592.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

Critical Judgements and Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Examples of significant estimates made by management include estimating the fair values of financial instruments, valuation allowances for deferred income tax assets and assumptions used for share-based compensation.  Actual results may differ from those estimates.

A detailed summary of all the Company’s significant accounting policies is included in Note 3 to the August 31, 2012 annual consolidated financial statements.

Changes in Accounting Policies

There are no changes in accounting policies.

Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)           Transactions with Key Management Personnel

During the nine months ended May 31, 2013 and 2012 the following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer (“CFO”):

	2013 $	2012 $
Management fees	121,000	121,500
Professional fees	124,500	137,509
Share-based compensation	51,250	930,735
	297,250	1,189,744

As at May 31, 2013, $3,000 (2012 - $2,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on May 31, 2013, the amount payable under the agreement would be $324,000.

(b)           Transactions with Other Related Parties

(i)	During the nine months ended May 31, 2013 and 2012 the following amounts were incurred with respect to other officers and directors of the Company:

	2013 $	2012 $
Professional fees	95,000	93,250
Share-based compensation	-	1,322,750
	95,000	1,416,000

As at May 31, 2013, $16,000 (2012 - $26,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)
In addition, during the nine months ended May 31, 2013 the Company incurred a total of $41,570 (2012 - $42,600) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and for rent.  As at May 31, 2013, $3,335 (2012 - $3,900) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During the nine months ended May 31, 2013 the Company incurred $16,977 (2012 - $1,616) for shared administration costs with a public company with common directors and officers.  As at May 31, 2013, $3,470 (2012 - $957) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)	During the nine months ended May 31, 2013 the Company recovered $73,207 (2012 - $nil) for shared office personnel and costs from public companies with common directors and officers.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  The Company retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relations activities under which the Company paid

Mining Interactive $3,500 per month for such services.  During the 2013 period the Company paid Mining Interactive $10,500 (2012 - $31,500).  Effective November 30, 2012 the Company terminated its arrangement with Mining Interactive.  All investor relations activities are now conducted by in-house personnel.

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value.  As at July 12, 2013, there were 60,850,982 outstanding common shares, 3,781,500 share options outstanding with exercise prices ranging from $0.66 to $4.22 per common share and 2,090,667 warrants outstanding with an exercise price of $1.85 per common share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures, as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Management intends to formalize certain of its procedures.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.  Lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

In the course of evaluating internal controls over financial reporting as at May 31, 2013, management has identified the following reportable deficiencies:

(a)
there is limited segregation of duties which could result in a material misstatement in the Company’s financial statements.  Given the Company’s limited staff level, certain duties within the accounting and finance department cannot be properly segregated.  However, none of these segregation of duty deficiencies resulted in material misstatement to the financial statements as the Company relies on certain compensating controls, including periodic substantive review of the financial statements by the Chief Executive Officer, Audit Committee and Board of Directors.

(b)
when required, the Company records complex and non-routine transactions.  These are sometimes extremely technical in nature and require an in-depth understanding of IFRS.  The Company’s accounting staff have only a fair and reasonable knowledge of the rules related to IFRS and the transactions may not be recorded correctly, potentially resulting in material misstatements of the financial statements of the Company.

To address this risk, the Company consults with its third party advisors as needed in connection with the recording and reporting of complex and non-routine transactions.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  The control framework the officers used to design the Company’s internal control over financial reporting is the Internal Control - Integrated

Framework (“COSO Framework”) published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on March 1, 2013 and ending on May 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.